[redacted]

09056038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 52991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: thinkorswim, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue, Suite #100
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

773-435-3210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

15 West South Temple, Suite 1500	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

fg 3/12

XD 3/24/09

OATH OR AFFIRMATION

I, Tom Sosnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of thinkorswim, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ROISIN E HUGHES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THINKORSWIM, INC.

Table of Contents

KPMG

KPMG LLP
Suite 1500
15 West South Temple
Salt Lake City, UT 84101-9901

Independent Auditors' Report

The Board of Directors
thinkorswim, Inc.:

We have audited the accompanying statement of financial condition of thinkorswim, Inc. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of thinkorswim, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2009

THINKORSWIM, INC.

Statement of Financial Condition

December 31, 2008

(in thousands)

Assets

Cash and cash equivalents	$	64,545
Receivable from clearing brokers		4,682
Securities owned, at market value		1,490
Fixed assets (net of accumulated depreciation and amortization of $3,285)		5,441
Goodwill		191,435
Intangible assets, at cost (net of accumulated amortization of $25,616)		112,334
Due from affiliates		15,885
Other assets		13,321
Total assets	$	409,133

Liabilities and Stockholders' Equity

Accrued compensation and related benefits	$	4,943
Securities sold, not yet purchased, at market value		101
Accounts payable and accrued expenses		3,121
Other liabilities		2,001
Income tax payable		7,765
Deferred tax liability, net		36,399
Total liabilities		54,330
Commitements and Contingencies (note 12)		
Stockholders' equity:		
Common stock, $0.001 par value, 100 shares issued and outstanding		—
Additional paid-in capital		271,694
Retained earnings		83,109
Total stockholders' equity		354,803
Total liabilities and stockholders' equity	$	409,133

See accompanying notes to statement of financial condition.

(1) Basis of Presentation of Nature of Operations

(a) Basis of Presentation

The statement of financial condition includes the accounts of thinkorswim, Inc. (the Company). The Company follows U.S. generally accepted accounting principles, including certain guidance used by the brokerage industry. The Company is wholly owned by thinkorswim Holdings Inc. (the Parent), which the Parent is wholly owned by thinkorswim Group Inc. (the Public Parent).

(b) Nature of Operations

The Company is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and the National Futures Association (NFA). The Company is in the business of providing brokerage services for index and equity options and the related equity securities to retail and institutional customers, primarily through online systems. Pursuant to a clearing agreement between the Company and its primary clearing broker, Pension Financial Services, all securities transactions are cleared on a fully disclosed basis. The Company also offers its customers a wide variety of investment news, quotes, charts and other tools.

(c) Acquisition of Exclusive Rights and Intellectual Property

On February 27, 2007, the Company and its Public Parent, thinkorswim Group Inc. (formerly known as Investools Inc.), entered into a long-term relationship and acquired certain exclusive rights and intellectual property from a group of active option traders which was an existing customer of the Company. Pursuant to a definitive agreement, the Public Parent issued 650,000 unregistered common shares, and subject to meeting certain thresholds over annual and cumulative three-year periods, agreed to issue an additional 950,000 contingent shares of unregistered common shares. The value of the contingent shares will be measured in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18 *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,* based upon the value of the common shares at the time the contingent shares are earned. Under the agreement, the Company would have indefinitely been the exclusive provider for brokerage services for this group of active option traders and its customers.

Of the $10.7 million of consideration in shares issued, $1.0 million was recorded based upon the fair value of the intellectual property received and recorded in intangible assets and the remaining $9.7 million was recorded in other assets. The intellectual property and the amount recorded in other assets are being amortized over a useful life of 11 years on a straight-line basis and an accelerated basis, respectively.

Effective July 1, 2008, the Company entered into a revised agreement with the same group of active option traders related to certain exclusive rights and intellectual property. Under this revised agreement, the Company will remain the exclusive provider for brokerage services for this group of active option traders for a seven-year term. This revised agreement eliminates the contingent share provision that was part of the original agreement; therefore, the Public Parent has no further obligation to issue contingent shares of its common stock associated with performance thresholds of the active option trader group. The new agreement also contains a change of control provision that

entitles the group of active option traders to 750,000, 500,000, or 250,000 common shares of the Public Parent's stock if a change of control event, as defined by the agreement, occurs within the calendar years of 2008, 2009, or 2010, respectively.

Furthermore, the Company will continue to amortize the $0.8 million remaining in intangible assets and the $7.3 million remaining in other assets at December 31, 2008 over the seven-year term of the revised agreement.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

(b) Income Taxes

The Company is included in the consolidated federal and in certain combined state and local income tax returns filed by the Public Parent and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled between the Company and the affiliated group as if the Company had filed separate returns. If the Company has a loss or excess credits on a separate return basis, it would receive the related tax benefits when they would be utilized in its separate returns or in the consolidated or combined returns.

The Public Parent uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, at the date of acquisition. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. It is the Company's policy to recognize

interest and/or penalties related to income tax matters as a component of tax expense in the statement of income.

(c) ***Cash Equivalents***

Cash equivalents include money market funds with original maturities at the date of purchase of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of the investments. At December 31, 2008, cash equivalents consisted of $61.6 million in money market funds.

(d) ***Receivable from Clearing Brokers***

Receivable from clearing brokers consists of cash deposits and receivables from revenues earned, net of expenses incurred, from customers transactions conducted through the clearing brokers.

(e) ***Securities Owned, and Securities Sold, Not Yet Purchased***

Securities owned and securities sold, not yet purchased, are carried at market value and recorded on a trade date basis. The Company does not actively trade securities for its own benefit. Generally, the securities owned and securities sold, not yet purchased result from trade corrections or adjustments.

(f) ***Estimated Fair Value of Financial Instruments***

FASB Statement No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Fair value for securities owned and securities sold, not yet purchased is estimated using market quotations. Management estimates that the aggregate fair value of the other financial instruments recognized on the statement of financial condition (including cash equivalents, receivables, payables, and accrued liabilities) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

(g) ***Fixed Assets***

Fixed assets consist of furniture, equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization. The Company depreciates all furniture, equipment, and software on a straight-line basis over a period between three to five years based on the expected life of the asset purchased. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP) No. 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*, and EITF Issue No. 00-2, *Accounting for Website Development Costs*. In accordance with SOP No. 98-1, software development costs incurred as part of an approved project plan that result in additional functionality to internal use software are capitalized and amortized on a straight-line basis. Amortization begins when the software is ready for its intended use and is calculated over its useful life, which is estimated to be seven years. Costs incurred in the development and enhancement of software that does not meet the capitalization criteria are expensed as incurred. The Company reviews for any impairment of the capitalized costs whenever a triggering

(Continued)

event occurs. The Company capitalizes internal use software costs relating to the development of its online stock and options trading systems, including thinkdesktop, thinklink, and thinkmobile. Other costs capitalized include those associated with the development of the Company's internal accounting and business management applications.

(h) ***Goodwill and Other Indefinite Lived Intangible Assets***

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, more frequently upon the occurrence of a triggering event. The Company evaluates the recoverability of goodwill using a two-step impairment test approach. In the first step, the fair value for the Company is compared to its net book value including goodwill. In the event that the fair value of the Company is less than the book value, a second step is performed, which compares the implied fair value of the Company's goodwill to the book value of the goodwill. The implied fair value for the goodwill is determined based on the difference between the fair values of the Company and the carrying values of its identifiable assets and liabilities. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. The Company performed its impairment assessment on goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed as of December 31, 2008.

Indefinite lived intangible assets are tested for impairment annually, or, more frequently upon the occurrence of a triggering event. The Company evaluates the recoverability of indefinite lived intangible assets by comparing the indefinite lived intangible assets book value to its estimated fair value. The fair value for indefinite lived intangible assets is determined by performing cash flow analysis and other market evaluations. If the fair value of the indefinite lived intangible assets is less than book value, the difference is recognized as an impairment.

(i) ***Long-Lived Assets***

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property, equipment, and definite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows of the related asset or group of assets over their remaining lives. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell.

(j) ***Stock-Based Compensation***

The Company accounts for its stock-based compensation under SFAS No. 123 (revised), *Share-Based Payment* (SFAS 123(R)), utilizing the modified prospective approach. Under the

modified prospective approach, SFAS 123(R) applies to new awards and unvested awards that were outstanding on January 1, 2006. Compensation cost is recorded based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company may receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair market value of the underlying stock on the exercise date, over the exercise price of the options. In accordance with SFAS 123(R), the Company records in its statement of cash flows the tax benefits from the exercise of stock options as cash flows from financing activities.

SFAS 123(R) requires the Company to recognize compensation expense related to options based on the estimated number of options that will ultimately vest. Accordingly, the Company is required to estimate what the forfeitures will be. The estimate of such forfeitures serves to reduce the compensation expense that would otherwise be recorded.

The Company uses the Black-Scholes option pricing model to estimate the fair value of option awards with the following weighted average assumptions for the year ended December 31, 2008.

Employees:		
Risk-free interest rate factors		2.96%
Volatility factors		52.00
Expected lives		6.25 years
Assumed dividend yield		—%
Weighted average fair value of options granted	$	6.6

The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and postvesting employment termination behaviors, and the expected future exercising patterns for those same homogeneous groups. During 2008, the Company used the simplified method for determining expected lives. The expected volatility is based upon a blend of the Public Parent's historical volatility of its stock price and the historical volatility of the stock price of four of the Company's industry peers.

The fair value of the stock option awarded to third-party consultants is accounted for in accordance with EITF Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Then Employees for Acquiring or in Conjunction with Selling Goods or Services*. These costs are included in fixed assets as capitalized software development costs. No options to third-party consultants were granted during 2008.

(3) Accounting Pronouncements Issued Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS 141(R)). This standard establishes that an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This standard also defines how goodwill acquired in a business combination or a gain from a bargain purchase should be recognized and updates certain disclosure requirements for business combinations. This standard applies prospectively to business combinations for which the acquisition date

is on or after the fiscal year beginning after December 15, 2008. SFAS 141(R) may have a material impact on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* (SFAS No. 61). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, *Accounting for Derivative and Hedging Activities* (SFAS No. 133). It also applies to nonderivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statements. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact that SFAS No. 161 will have on the statement of financial condition.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, *Determination of Useful Life of Intangible Assets* (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. The Company is currently evaluating the potential impact the adoption of FSP 142-3 will have on the statement of financial condition.

In May 2008, the FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of – Present fairly in conformity with generally accepted accounting principles*. SFAS 162 is not expected to have a material impact on the Company's statement of financial condition.

(Continued)

(4) Securities Owned and Securities Sold, Not Yet Purchased

The following table summarizes securities owned and securities sold, not yet purchased as of December 31, 2008 (in thousands):

		Securities owned	Securities sold, not yet purchased
Options	$	16	18
Equities and other		1,474	83
	$	1,490	101

(5) Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS 157), for all financial assets and liabilities and nonfinancial assets and liabilities accounted for at fair value on a recurring basis. SFAS No. 157 establishes a new framework for measuring fair value and expands related disclosures.

Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market or observable inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our own market assumptions developed based on the best information available to us. These two types of inputs create the following fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Significant inputs to the valuation model are unobservable.

(Continued)

The following table presents information about the assets and liabilities of the Company required to be carried at fair value on a recurring basis as of December 31, 2008 (in thousands):

Description		Fair value as of December 31, 2008	Level 1	Level 2	Level 3
Assets:					
Securities owned	$	1,490	1,490	—	—
Liabilities:					
Securities sold, not yet purchased		(101)	(101)	—	—
Total	$	1,389	1,389	—	—

The Company applies the market approach for recurring fair value measurements.

(6) Fixed Assets

Fixed assets, including capitalized software development costs, consisted of the following at December 31, 2008 (in thousands):

Computer hardware and equipment	$	3,056
Computer software		3,694
Leasehold improvements		1,462
Office furniture		514
Total fixed assets		8,726
Less accumulated depreciation and amortization		(3,285)
Total fixed assets, net	$	5,441

As of December 31, 2008, the cost of software developed for internal use was $3.0 million, and the accumulated amortization was $0.4 million.

(7) Goodwill

The following table represents changes in goodwill from January 1, 2008 through December 31, 2008 (in thousands):

Balance at January 1, 2008	$	190,485
Capital contribution for "push down" accounting of goodwill		1,187
Acquisition cost deducted for income taxes in the current year		(237)
Balance at December 31, 2008	$	191,435

(Continued)

(8) Intangible Assets

Intangible assets consisted of the following at December 31, 2008 (in thousands):

Customer relationships	$	91,900
Technology and other		28,050
Non competition agreement		2,500
Trade names and trademarks		15,500
Total intangibles		137,950
Less accumulated amortization		(25,616)
Total intangibles, net	$	112,334

(a) *Amortized Acquired Intangibles*

Acquired intangible assets with finite lives as of December 31, 2008 were as follows (in thousands):

		Gross carrying amount	Accumulated amortization	Weighted average remaining useful life
Customer relationships	$	91,900	(16,610)	11.6 Years
Technology and other		28,050	(7,444)	4.9 Years
Noncompetition agreement		2,500	(1,562)	1.1 Years
Total amortizable intangibles	$	122,450	(25,616)	10.1 Years

(b) *Nonamortizable Acquired Intangibles*

As a result of the merger with the Public Parent on February 15, 2007, the thinkorswim trade name has an indefinite life and was $15.5 million as of December 31, 2008. This trade name is not being amortized.

(9) Stock-Based Compensation

(a) *Stock Option Plans*

The Public Parent currently administers six stock-based compensation plans. All stock-based compensation referenced in these financial statements are awards of the Public Parent's equity. These plans are administered by the Compensation Committee (the Committee) of the of the board of directors, which directly or through delegated authority selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions, performance measures, and other provisions of the award. The Company's purpose of granting stock options is to attract, retain, motivate, and reward officers, directors, and employees of the Company.

Description of Plan

Investools 2001 Stock Option Plan – This plan is the only plan out of which the Public Parent currently can grant options. The total number of shares of the Public Parent's common stock available for grant under this plan is 12 million. Incentive options have typically been granted at fair market value of the Public Parent's common stock at the date of grant, and generally expire 10 years from the date of grant. The shares are issuable from the Public Parent's authorized but unissued shares, or they may be issued out of treasury stock, if any. Based on awards previously granted to employees and directors, the number of shares available for future stock option grants was 5,109,874 at December 31, 2008.

Stock Option Plan Activity

The following table represents stock option activity for the period January 1, 2008 through December 31, 2008 for options granted to employees (in thousands, except share price):

Employee options	Number of shares		Weighted average exercise price	Weighted average remaining contractual life
Outstanding options at January 1, 2008	1,789	$	19.61	
Granted	114		12.52	
Exercised	—		—	
Expired	—		—	
Forfeited	(60)		19.61	
Outstanding options at December 31, 2008	1,843		19.18	8.2 years
Exercisable December 31, 2008	432		19.61	8.1 years

At December 31, 2008, the aggregate intrinsic value of options outstanding was zero and the aggregate intrinsic value of exercisable options was zero.

The following table represents stock option activity for the period from January 1, 2008 through December 31, 2008 for options granted to third-party consultants (in thousands, except share price):

Consultant options	Number of shares		Weighted average exercise price	Weighted average remaining contractual life
Outstanding options at January 1, 2008	40	$	19.61	
Granted	—		—	
Exercised	—		—	
Expired	—		—	
Forfeited	—		—	
Outstanding options at December 31, 2008	40		19.61	8.1 years
Exercisable December 31, 2008	10		19.61	8.1 years

At December 31, 2008, the aggregate intrinsic value of options outstanding and the aggregated intrinsic value of exercisable options was zero, respectively.

(b) ***Restricted Stock***

The restricted stock plan (the Plan) was approved by stockholders in June 2004. On June 6, 2008, stockholders approved an amendment to the 2004 Plan increasing the amount of common stock available for issuance under the Plan from 500,000 to 1,500,000. There are 1,123,075 shares of the Public Parent's common stock available for issuance under the Plan as of December 31, 2008, as amended. Shares of the Public Parent common stock awarded under the Plan may be either previously authorized but unissued shares or issued shares, which have been reacquired after their original issuance (including but not limited to shares purchased on the open market).

The purpose of the Plan is to (a) attract and retain employees of the Company and its subsidiaries, qualified individuals to serve as members of the board, and consultants to provide services to the Company; (b) motivate participating employees, directors, and consultants, by means of appropriate incentives, to achieve long-range goals; (c) provide incentive compensation opportunities that are competitive with those of other similarly situated companies; and (d) further align Plan participants' interests with those of the Company's other stockholders through compensation alternatives based on the Company's stock and, thereby, promote the long-term financial interest of the Company including the growth in value of the Company's equity and enhancement of long-term stockholder return. The Plan is administered by the Committee of the Board of Directors, which comprises two or more directors of the Company appointed by the Board of Directors.

Unless otherwise provided for in the Plan, awards granted under the Plan may not be sold, assigned, transferred, pledged, or otherwise encumbered for a period of four years or such shorter period as the Committee may determine (the Restricted Period). At its discretion, the Committee may, at any time

after the date of an award, adjust the length of the Restricted Period to account for individual circumstances of a participant or group of participants.

A summary of the status of the Company's nonvested shares and changes during the year ended December 31, 2008 is as follows:

Restricted stock options	Number of shares		Weighted average fair value at the grant date
Outstanding options at January 1, 2008	—		—
Granted	21	$	8.02
Exercised	—		—
Expired	—		—
Forfeited	—		—
Outstanding at December 31, 2008	21	$	8.02
Exercisable December 31, 2008	—		—

(10) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 are presented below (in thousands):

Deferred tax assets arising from:		
Net operating loss carryforward	$	5,457
Deferred compensation		2,843
Accrued liabilities		219
Credit carryforwards		528
Other		4
Total deferred tax assets		9,051
Deferred tax liabilities arising from:		
Intangibles		(44,093)
Book/tax depreciation		(1,284)
Other		(73)
Total deferred tax liabilities		(45,450)
Net deferred tax liability	$	(36,399)

Management has determined that no valuation allowance is needed given that the Company is in a net deferred tax liability position at year end and expects existing deferred tax liabilities to offset deferred tax assets in future periods. Based on that analysis, the Company believes its deferred tax asset will more likely than not be realized.

At December 31, 2008, the Company's federal and state net operating loss carryforwards were $15 million and $3 million, respectively, which will begin to expire in 2026 and 2018, respectively. Aggregated tax credit carryforwards were $0.5 million as of December 31, 2008, and have no expiration date.

The Company previously adopted the provisions of FIN 48 and has no unrecognized tax positions as of December 31, 2008. During the year ended December 31, 2008, there was no interest or penalties recognized.

Prior to the merger with the Public Parent, the Company filed federal and state income tax returns in the United States. Years from 2005 to the current year remain subject to examination in the United States.

(11) Related Parties

During the year ended December 31, 2008, the Company provided specific administrative functions where the Company may pay for certain costs and then directly pass through any expenses to the affiliates associated with the affiliates business, not pertaining to the Company's business. These transactions may pertain to specific personnel, directly related bonuses or other directly related personnel costs, legal matters, or other detailed items. The Company has outstanding intercompany balances due from affiliates at December 31, 2008 of $15.9 million.

In addition, the Company has agreements with its Public Parent for marketing and software licensing.

(12) Commitments and Contingencies

The Company has various financial commitments in the ordinary course of conducting business. The Company has contractual obligations requiring future cash payments under existing contractual agreements, such as leases, clearing services, marketing, technology and data purchase agreements, and management and consulting agreements.

The Parent leases office space under an operating lease agreement expiring in 2012. The Company signed a lease for additional space on November 16, 2006 and took occupancy in 2007. The Company has entered into agreements with certain senior executives that require us to make cash payments over contractual periods. In addition, the Company has entered into various clearing services, marketing, technology, and data purchase agreements that require us to make minimum cash payments over contractual periods.

(Continued)

The following table details our known future cash payments (on an undiscounted basis) related to various contractual obligations as of December 31, 2008 (in thousands):

Payments by period		Operating leases	Management employment agreements	Other commitments	Total contractual commitments
2009	$	507	690	2,123	3,320
2010		520	480	—	1,000
2011		534	—	—	534
2012		270	—	—	270
Thereafter		—	—	—	—
Total	$	1,831	1,170	2,123	5,124

In connection with the merger of the Public Parent and the Company on February 16, 2007 (the Merger), certain employees and consultants of the Company have the opportunity to participate in a retention bonus pool, which equals in the aggregate $14.0 million (excluded from the table above), conditioned upon continued employment. The bonuses will be paid in annual installments over the three-year period following the closing of the Merger. Such amounts are being expensed over the retention period of three years. The first payment of $6.6 million was made on February 15, 2008, and a second payment of $5.8 million was made on February 17, 2009.

Also in connection with the Merger, approximately $8.5 million was placed in escrow by the Parent and recorded on the Parent's books pending the resolution of various contingencies involving legal related matters. As these contingencies are settled or released, these disbursements result in additional goodwill that will be "pushed down" to the Company as a noncash capital contribution from the Parent. During 2008, $1.2 million of the escrow was disbursed to settle contingent claims. These escrow disbursements resulted in additional goodwill, which was "pushed down" to the Company and as a noncash capital contribution from the Parent.

The Company has accrued for probable and estimable litigation in the ordinary course of business. The Company does not expect the ultimate resolution of these matters to have a material adverse effect on the Company's financial position.

In the normal course of business, the Company enters into contracts, which contain indemnification provisions, such as purchase contracts, service agreements, and leasing agreements. Amounts are only payable if, under the provisions of these contracts, the Company may indemnify counterparties to the contracts for certain aspects of the Company's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Company may, in turn, obtain indemnification from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Company's financial condition.

(13) Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially, all of the clearing and depository operations of the

Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers requires the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity. Losses for trade errors and customer balance write-offs were $6.9 million included within brokerage, clearing, and other related fees in the statement of income for the year ended December 31, 2008.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(14) Subsequent Events

On January 8, 2009, the Public Parent announced that they have entered into a definitive agreement for TD Ameritrade to acquire the Public Parent in a cash and stock deal valued at $606 million.

(15) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of 6⅔% of aggregate indebtedness, or $0.25 million and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission (CFTC) Regulation 1.17 (Reg 1.17) under the Commodity Exchange Act, administered by the CFTC and the National Futures Association, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $45,000. At December 31, 2008, the Company had net capital of $51.1 million, which was $49.9 million in excess of its required net capital of $1.2 million. The Company's net capital ratio was 0.35 to 1.

KPMG

THINKORSWIM, INC.

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)